UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Black Stone Minerals, L.P.

(Name of Subject Company (issuer) and Filing Person (Issuer and Offeror))

Series A Preferred Units, Par Value $1,000.00 per Preferred Unit

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Steve Putman

Senior Vice President, General Counsel, and Secretary

1001 Fannin Street

Suite 2020

Houston, Texas 77002

(713) 445-3200

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of filing person)

Copies to:

Mike Rosenwasser

Brenda Lenahan

Vinson & Elkins L.L.P.

666 Fifth Avenue, 26th Floor

New York, New York 10103

Tel: (212) 237-0000

Fax: (212) 237-0100

CALCULATION OF FILING FEE

Transaction value(1)	Amount of filing fee(2)
$117,963,000	$11,879

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 117,963 Series A Preferred Units, par value $1,000.00 per unit, at the minimum tender offer price of $1,000.00 per unit.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset, as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Introductory Statement

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Black Stone Minerals, L.P., a Delaware limited partnership (the “Partnership”), and relates to the offer by the Partnership to purchase for cash up to 100% of its outstanding Series A Preferred Units at 100% of the par value of $1,000.00 per unit, plus any unpaid yield accrued through the termination date. The Partnership’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to Items 1 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the subject company (and issuer of the securities to which this Schedule TO relates) is Black Stone Minerals, L.P., a Delaware limited partnership. The principal executive offices of the Partnership are located at 1001 Fannin Street, Suite 2020, Houston, Texas 77002. The Partnership’s business telephone number is (713) 445-3200. The information set forth in Section 9 – “Certain Information Concerning the Partnership” of the Offer to Purchase is incorporated herein by reference.

(b) Securities.

The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in Section 6 – “Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

This Schedule TO is an issuer tender offer made by the Partnership, which is both the filing person and the subject company. The business address and telephone number of the Partnership are set forth under Item 2(a) above. The information set forth in Section 9 – “Certain Information Concerning the Partnership” and Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Preferred Units” of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction” is incorporated herein by reference. The information set forth in Section 1 – “Terms of the Offer; Extension of the Offer; Amendment”, Section 2 – “Acceptance for Payment and Payment for Preferred Units”, Section 3 – “Procedures for Tendering Preferred Units; Backup Withholding”, Section 4 – “Rights of Withdrawal”,

Section 6 – “Purpose of the Offer”, Section 7 – “Certain U.S. Federal Income Tax Consequences of the Offer”, Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Preferred Units” and Section 12 – “Certain Conditions to the Offer” of this Offer to Purchase is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and in Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Preferred Units” of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Preferred Units” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and in Section 6 – “Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) Plans.

Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in Section 5 – “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Conditions.

Not applicable. The information set forth in Section 5 – “Source and Amount of Funds” and Section 12 – “Certain Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds.

The information set forth in Section 5 – “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Preferred Units” of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Preferred Units” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in Section 13 – “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements, and Legal Proceedings.

The information set forth in Section 8 – “Distributions on the Preferred Units”, Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Preferred Units,” Section 11 – “Certain Legal Matters; Regulatory Approvals”, and Section 14 – “Miscellaneous” of the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated November 6, 2015

(a)(1)(B)	Letter of Transmittal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press release dated November 6, 2015

(b)(1)	Third Amended and Restated Credit Agreement among Black Stone Minerals Company, L.P., as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A. and Compass Bank, as Co-Syndication Agents, Wells Fargo Bank, N.A. and Amegy Bank National Association, as Co-Documentation Agents, and a syndicate of lenders dated as of January 23, 2015 (incorporated herein by reference to Exhibit 10.2 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on March 19, 2015 (SEC File No. 333-202875))

(b)(2)	First Amendment to Third Amended and Restated Credit Agreement, dated as of October 28, 2015, among Black Stone Minerals Company, L.P., as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A. and Compass Bank, as Co-Syndication Agents, Wells Fargo Bank, N.A. and Amegy Bank National Association, as Co-Documentation Agents, and a syndicate of lenders (incorporated herein by reference to Exhibit 10.1 to Black Stone Minerals, L.P.’s Current Report on Form 8-K filed on October 29, 2015 (SEC File No. 001-37362))

(d)(1)	Black Stone Minerals, L.P. Long-Term Incentive Plan, dated May 6, 2015, by Black Stone Minerals GP, L.L.C. (incorporated herein by reference to Exhibit 10.1 Black Stone Minerals, L.P.’s Current Report on Form 8-K filed on May 6, 2015 (SEC File No. 001-37362))

(d)(2)	Form of IPO Award Grant Notice and Award Agreement for Senior Management (Restricted Units) (incorporated herein by reference to Exhibit 10.9 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(3)	Form of IPO Award Grant Notice and Award Agreement for Senior Management (Performance Units) (incorporated herein by reference to Exhibit 10.10 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(4)	Form of Non-Employee Director Unit Grant Notice and Award Agreement (incorporated herein by reference to Exhibit 10.11 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(5)	Form of Severance Agreement for Thomas L. Carter, Jr. (incorporated herein by reference to Exhibit 10.12 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(6)	Form of Severance Agreement for Senior Vice Presidents (incorporated herein by reference to Exhibit 10.13 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(g)	Not applicable

(h)	Not applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BLACK STONE MINERALS, L.P.

	By:	Black Stone Minerals GP, L.L.C., its general partner

Date: November 6, 2015	By:	/s/ Steve Putman
Steve Putman
Senior Vice President, General Counsel, and Corporate Secretary

Exhibit Index

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated November 6, 2015

(a)(1)(B)	Letter of Transmittal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press release dated November 6, 2015

(b)(1)	Third Amended and Restated Credit Agreement among Black Stone Minerals Company, L.P., as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A. and Compass Bank, as Co-Syndication Agents, Wells Fargo Bank, N.A. and Amegy Bank National Association, as Co-Documentation Agents, and a syndicate of lenders dated as of January 23, 2015 (incorporated herein by reference to Exhibit 10.2 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on March 19, 2015 (SEC File No. 333-202875))

(b)(2)	First Amendment to Third Amended and Restated Credit Agreement, dated as of October 28, 2015, among Black Stone Minerals Company, L.P., as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A. and Compass Bank, as Co-Syndication Agents, Wells Fargo Bank, N.A. and Amegy Bank National Association, as Co-Documentation Agents, and a syndicate of lenders (incorporated herein by reference to Exhibit 10.1 to Black Stone Minerals, L.P.’s Current Report on Form 8-K filed on October 29, 2015 (SEC File No. 001-37362))

(d)(1)	Black Stone Minerals, L.P. Long-Term Incentive Plan, dated May 6, 2015, by Black Stone Minerals GP, L.L.C. (incorporated herein by reference to Exhibit 10.1 Black Stone Minerals, L.P.’s Current Report on Form 8-K filed on May 6, 2015 (SEC File No. 001-37362))

(d)(2)	Form of IPO Award Grant Notice and Award Agreement for Senior Management (Restricted Units) (incorporated herein by reference to Exhibit 10.9 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(3)	Form of IPO Award Grant Notice and Award Agreement for Senior Management (Performance Units) (incorporated herein by reference to Exhibit 10.10 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(4)	Form of Non-Employee Director Unit Grant Notice and Award Agreement (incorporated herein by reference to Exhibit 10.11 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(5)	Form of Severance Agreement for Thomas L. Carter, Jr. (incorporated herein by reference to Exhibit 10.12 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(6)	Form of Severance Agreement for Senior Vice Presidents (incorporated herein by reference to Exhibit 10.13 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(g)	Not applicable

(h)	Not applicable